

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2014

Bahir Manios
Group Chief Financial Officer
Brookfield Infrastructure Group L.P., manager
 for Brookfield Infrastructure Partners L.P.
73 Front Street
Hamilton, HM 12, Bermuda

> **Re:     Brookfield Infrastructure Partners L.P.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 001-33632**

Dear Mr. Manios:

We have reviewed your filing and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 5:  Operating and Financial Review and Prospects
Review of Consolidated Financial Results, page 67

1. We note that your discussion compares your financial results for the year ended December 31, 2013 to the year ended December 31, 2011 instead of comparing the results for the year ended December 31, 2012 to the results for the year ended December 31, 2011.  Please tell us why you believe your current format complies with Item 5.A of Form 20-F, including telling us why you believe your format enhances a reader's understanding of your results of operations instead of providing a year-to-year comparison of each period to the prior period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.  You may also contact me at 202-551-3380.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief